UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*




                               YM BIOSCIENCES INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    984238105
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984238105
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(1)  Names of Reporting  Persons.  I.R.S. Identification  Nos. of Above  Persons
     (entities only):

     Xmark Opportunity Partners, LLC
     20-2052197
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)                 (b)
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:   Delaware, United States
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Number of Shares Beneficially Owned by
     Each Reporting Person With        (5) Sole Voting Power:        3,173,439**
                                       -----------------------------------------
                                       (6) Shared Voting Power:               **
                                       -----------------------------------------
                                       (7) Sole Dispositive Power:   3,173,439**
                                       -----------------------------------------
                                       (8) Shared Dispositive Power:          **
                                       -----------------------------------------
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                 3,173,439**
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(10) Check  if  the  Aggregate  Amount in Row  (9) Excludes Certain Shares  (See
     Instructions):   **
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(11) Percent of Class Represented by Amount in Row (9):   5.5%**
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(12) Type of Reporting Person (See Instructions):  IA
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** Xmark Opportunity Partners,  LLC ("Opportunity  Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of YM Biosciences Inc., a Canadian corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. David C. Cavalier and Mitchell D. Kaye, the Chief Operating Officer and Chief Executive Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of December 31, 2006, Opportunity LP held 424,116 common shares, no par value (the "Common Shares"), of the Company, warrants which entitle it to purchase up to 90,000 Common Shares of the Company at an exercise price of Cdn. $3.75 per share that were exercisable within 60 days of the date of event, and warrants which entitle it to purchase up to 317,447 Common Shares of the Company at an exercise price of Cdn. $2.50 per share that were subject to the Limitation (as defined below). As of December 31, 2006, Opportunity Ltd held 777,962 Common Shares of the Company, warrants which entitle it to purchase up to 180,000 Common Shares of the Company at an exercise price of Cdn. $3.75 per share that were exercisable within 60 days of the date of event, and warrants which entitle it to purchase up to 540,053 Common Shares of the Company at an exercise price of Cdn. $2.50 per share that were subject to the Limitation. As of December 31, 2006, JV Partners held 478,371 Common Shares of the Company, warrants which entitle it to purchase up to 1,222,990 Common Shares of the Company at an exercise price of Cdn. $3.75 per share that were exercisable within 60 days of the date of event, and warrants which entitle it to purchase up to 127,010 Common Shares of the Company at an exercise price of Cdn. $2.50 per share that were subject to the Limitation. As noted above, some of the warrants are subject to beneficial ownership limitations that render them unexercisable if, upon exercise, the number of Common Shares of the Company then beneficially owned by the holder and any other persons or entities whose beneficial ownership of the Common Shares would be aggregated with such holder, exceeds 4.95% (the "Limitation") of the total number of Common Shares of the Company then issued and outstanding.

Based on information from the Company, as of December 31, 2006, there were 55,781,523 Common Shares of the Company issued and outstanding and 1,492,990 shares of Common Stock issuable upon the exercise of the warrants held by the Reporting Person. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 3,173,439 Common Shares of the Company, or 5.5% of the Common Shares of the Company deemed issued and outstanding as of December 31, 2006. Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP, Opportunity Ltd and JV Partners, if any.

Item 1(a).  Name Of Issuer:  YM BioSciences Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5045 Orbiter Drive
            Building 11, Suite 400
            Mississauga, ON L4W 4Y4
            Canada


Item 2(a).  Name of Person Filing:

            Xmark Opportunity Partners, LLC

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            301 Tresser Boulevard, Suite 1320
            Stamford, CT  06901

Item 2(c).  Citizenship:

            Xmark Opportunity Partners, LLC is a Delaware limited liability company.

Item 2(d).  Title of Class of Securities:  Common stock, no par value

Item 2(e).  CUSIP No.:  984238105


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership

         (a)  Amount Beneficially Owned:

             3,173,439**

         (b)  Percent of Class:

              5.5%**

         (c)  Number of Shares as to which the person has:

                  (i)    sole power to vote or to direct the vote    3,173,439**

                  (ii)   shared power to vote or to direct the vote           **

                  (iii)  sole power to dispose or to direct the
                         disposition of                              3,173,439**

                  (iv)   shared power to dispose or to direct the
                         disposition of                                       **



Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [ ]


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


------------------
** Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of YM Biosciences Inc., a Canadian corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. David C. Cavalier and Mitchell D. Kaye, the Chief Operating Officer and Chief Executive Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of December 31, 2006, Opportunity LP held 424,116 common shares, no par value (the "Common Shares"), of the Company, warrants which entitle it to purchase up to 90,000 Common Shares of the Company at an exercise price of Cdn. $3.75 per share that were exercisable within 60 days of the date of event, and warrants which entitle it to purchase up to 317,447 Common Shares of the Company at an exercise price of Cdn. $2.50 per share that were subject to the Limitation (as defined below). As of December 31, 2006, Opportunity Ltd held 777,962 Common Shares of the Company, warrants which entitle it to purchase up to 180,000 Common Shares of the Company at an exercise price of Cdn. $3.75 per share that were exercisable within 60 days of the date of event, and warrants which entitle it to purchase up to 540,053 Common Shares of the Company at an exercise price of Cdn. $2.50 per share that were subject to the Limitation. As of December 31, 2006, JV Partners held 478,371 Common Shares of the Company, warrants which entitle it to purchase up to 1,222,990 Common Shares of the Company at an exercise price of Cdn. $3.75 per share that were exercisable within 60 days of the date of event, and warrants which entitle it to purchase up to 127,010 Common Shares of the Company at an exercise price of Cdn. $2.50 per share that were subject to the Limitation. As noted above, some of the warrants are subject to beneficial ownership limitations that render them unexercisable if, upon exercise, the number of Common Shares of the Company then beneficially owned by the holder and any other persons or entities whose beneficial ownership of the Common Shares would be aggregated with such holder, exceeds 4.95% (the "Limitation") of the total number of Common Shares of the Company then issued and outstanding.

Based on information from the Company, as of December 31, 2006, there were 55,781,523 Common Shares of the Company issued and outstanding and 1,492,990 shares of Common Stock issuable upon the exercise of the warrants held by the Reporting Person. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 3,173,439 Common Shares of the Company, or 5.5% of the Common Shares of the Company deemed issued and outstanding as of December 31, 2006. Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP, Opportunity Ltd and JV Partners, if any.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2007

                                           XMARK OPPORTUNITY PARTNERS, LLC
                                           By:   XMARK CAPITAL PARTNERS, LLC,
                                                 its Managing Member


                                           /s/ Mitchell D. Kaye
                                           -------------------------------------
                                           Name:   Mitchell D. Kaye
                                           Title:  Chief Executive Officer



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)